

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 15, 2016

Joseph Hernandez
Executive Chairman, Chief Executive Officer,
    and Chief Financial Officer
Ember Therapeutics, Inc.
135 East 57th Street
24th Floor
New York, NY 10022

> **Re: Ember Therapeutics, Inc.**
> **Current Report on Form 8-K**
> **Filed February 3, 2016**
> **File No. 033-13474-NY**

Dear Mr. Hernandez:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joe Laxague